

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

April 12, 2010

Mark Peterson
Chief Financial Officer
Highwater Ethanol, LLC
24500 U.S. Highway 14
Lamberton, Minnesota 56152

   Re: **Highwater Ethanol, LLC**
      Form 10-K for Fiscal Year Ended October 31, 2009
      File No. 0-53588

Dear Mr. Peterson:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3689.

            Sincerely,

            John Hartz
            Senior Assistant Chief
            Accountant